UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b)(c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. 12)

MIND C.T.I. Ltd.

 (Name of Issuer)

Ordinary Shares, NIS 0.01 nominal value

 (Title of Class of Securities)

M7024010

(CUSIP Number)

January 29, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M7024010

SCHEDULE 13G

1.	NAME OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS (ENTITIES ONLY)

Monica Iancu (formerly Eisinger)

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐ (b) ☐

3.	SEC USE ONLY

4.	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER

3,121,527

	6.	SHARED VOTING POWER

None

	7.	SOLE DISPOSITIVE POWER

3,121,527

	8.	SHARED DISPOSITIVE POWER

None

9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

3,121,527

10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES

Not Applicable ☐

11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

15.46%

12.	TYPE OF REPORTING PERSON*

IN

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Item 1

(a). Name of Issuer:

MIND C.T.I. Ltd.

(b). Address of Issuer’s Principal Executive Offices:

2 HaCarmel, Yoqneam 2066724 Israel

Item 2

(a). Name of Person Filing:

Monica Iancu (formerly Eisinger)

(b). Address of Principal Business Office, or if None, Residence:

64 Pinkas, Tel Aviv, Israel

(c). Citizenship:

Israel

(d). Title of Class of Securities:

Ordinary shares, NIS 0.01 nominal value (“Ordinary Shares”)

(e). CUSIP Number:

M7024010

Item 3. If this Statement is filed pursuant to Rule 13d-1(b), or 13d-2(b) or (c), check whether the person filing is a:

Not applicable

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Item 4. Ownership.

(a) Amount beneficially owned:

3,121,527

(b) Percent of class:

15.46%

(c) Number of shares as to which such person has:

(i) Sole power to vote or to direct the vote

3,121,527

(ii) Shared power to vote or to direct the vote

None

(iii) Sole power to dispose or to direct the disposition of

3,121,527

(iv) Shared power to dispose or to direct the disposition of

None

Item 5. Ownership of Five Percent or Less of a Class.

Not Applicable

Item 6. Ownership of More Than Five Percent on Behalf of Another Person.

Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company

Not Applicable

Item 8. Identification and Classification of Members of the Group.

Not Applicable

Item 9. Notice of Dissolution of Group.

Not Applicable

Item 10. Certifications.

Not Applicable

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SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

January 29, 2024

Date

/s/ Monica Iancu
Monica Iancu

Name/Title

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